UNITED STATES  SECURITIES AND EXCHANGE  COMMISSION
Washington,  D.C. 20549
SCHEDULE 13D/A Under the Securities  Exchange Act of 1934
(Amendment No. 6)*

US SEARCH.COM, INC.
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(Name of Issuer)

Common Shares, $.001 par value
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(Title of Class of Securities)

903404101
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(CUSIP Number)

Pequot Capital Management, Inc., 500 Nyala Farm Road Westport, CT 06880
Attn: Richard Joslin 203/429-2200
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

June 5, 2003
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
240.13d-1(e),  240.13d-1(f)  or  240.13d-1(g),  check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP              NO.              903404101
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1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY) Pequot Capital Management, Inc. 06-1524885
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2. CHECK THE  APPROPRIATE  BOX IF MEMBER OF A GROUP (SEE  INSTRUCTIONS)  (a) (b)
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3. SEC USE ONLY
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4.SOURCE OF FUNDS (SEE INSTRUCTIONS)        00
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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   OR                                                                     2(e)
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6. CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
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7. SOLE VOTING POWER              0
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8. SHARED VOTING POWER            0
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9. SOLE  DISPOSITIVE POWER        0
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10.SHARED DISPOSITIVE POWER       0
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11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0
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INSTRUCTIONS)
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%
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14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)     IA
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

  This Amendment No. 6 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends Items 2, 3, 4, and 5 of the Statement on Schedule 13D filed by the Reporting Person on September 14, 2000, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 ("Amendment No. 5"), filed by the Reporting Person on October 12, 2000, June 12, 2001, January 3, 2002, July 23, 2002 and December 13, 2002 respectively (collectively, the "Statement"). This Amendment No. 6 relates to the common stock and the common stock underlying the options and warrants (collectively, the "Shares"), of US SEARCH.com, Inc., a Delaware corporation (the "Company"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in Amendment
No. 5.

Item 2. Identity and Background

Item 2 of the Statement is amended and restated in its  entirety as follows:

     This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment
Advisers Act of 1940, is to act as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts").

     The Reporting Person is the investment manager of, and exercises sole investment discretion over, Pequot Private Equity Fund II, L.P., a Delaware limited partnership (the "Fund"). Lawrence D. Lenihan, Jr., a managing director of the Reporting Person, was a director of the Company.

     The executive officers of the Reporting Person are Mr. Arthur J. Samberg, Ms. Sharon Haugh and Mr. Harold Kahn, the director of the Reporting Person is Mr. Arthur J. Samberg, and the controlling shareholder is Mr. Arthur J. Samberg (collectively, the "Executive Officers, Director and Controlling Person"). The business address of the Reporting Person and the Executive Officers, Director and Controlling Person is 500 Nyala Farm Road, Westport, CT 06880. The Executive Officers, Director and the Controlling Person are citizens of the United States.

     Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other

        Consideration Item 3 of the Statement is amended as follows:

     As of June 5, 2003, at the Effective Time (as defined in the Merger Agreement), under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person no longer is the beneficial owner of any Shares in the Accounts for which the Reporting Person exercises investment discretion as acquired in previously reported transactions.


Item 4. Purpose of Transaction

        Item 4 of the Statement is amended as follows:

     On June 5, 2003, all of the common stock beneficially owned by the Reporting Person was converted into 2,101,188 shares of Class A Common Stock of First Advantage Corporation, a Delaware corporation ("Parent"), pursuant to an Agreement and Plan of Merger, dated as of December 13, 2002 (the "Merger Agreement"), with First American Corporation, a California Corporation ("FACO"), Parent and Stockholm Seven Merger Corp., a Delaware corporation ("Merger Sub"), pursuant to which, among other things, Merger Sub merged with and into the Company (the "Merger") and the Company continued as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent. In addition, all outstanding warrants and options to purchase Shares were assumed by Parent and are now exercisable into an aggregate of 97,193 shares of Class A Common Stock with respect to the warrants and an aggregate of 5,829 shares of Class A Common Stock with respect to the options, of Parent. The Merger Agreement and all the agreements entered into in connection with the Merger were filed with Amendment No. 5. On June 5, 2003, at the Effective Time, the Reporting Person ceased to be a beneficial owner of any Shares and Mr. Lawrence
D. Lenihan relinquished his board seat. The disposition of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities.

Item  5. Interest  in  Securities  of the Issuer

     Item 5 of the Statement is amended and restated in its entirety as follows:

     As of June 5, 2003, at the Effective Time, the Reporting Person ceased to be a beneficial owner of any Shares (see Item 4 above for a more detailed description of the transaction which is the subject of this filing).

  SIGNATURE

     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 10, 2003

Pequot Capital Management, Inc.

By:/s/ Richard Joslin Richard Joslin, Principal and Authorized Officer